UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bee Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Packaging Corporation of America (“Parent”), to purchase all of the outstanding shares (the “Shares”) of common stock of Boise Inc., par value $0.0001 per share, at a purchase price of $12.55 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2013, and the related Letter of Transmittal, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on September 26, 2013.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following at the end of such Item:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, Eastern Time, on Thursday, October 24, 2013. The depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 67,417,789 Shares were validly tendered to Purchaser and not properly withdrawn (including 6,529,831 Shares delivered through notices of guaranteed delivery), representing approximately 66.8% of the Shares outstanding. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Parent intends to effect a merger of Purchaser with and into the Company on October 25, 2013, without the need for a vote or meeting of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares owned by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent or the Company, or the Shares that are held by stockholders who have properly and validly perfected their rights of appraisal under the DGCL) will be, by virtue of the Merger, and without action by the holder thereof, cancelled and converted into the right to receive an amount in cash equal to $12.55 per Share without interest and subject to any withholding of taxes required by applicable law. As a result of the Merger, the Company will be a wholly-owned subsidiary of Parent.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOISE INC.

By:	/s/ Karen E. Gowland
Name: Karen E. Gowland
Title: Senior Vice President,
General Counsel and Secretary

Dated: October 25, 2013